UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation) 82-3250317 (I.R.S. Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(833) 700-0595

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on August 6, 2021.

Overview

Elevate.Money REIT I, Inc. (the “Company”) was incorporated on June 22, 2020 and had no revenues from operations from June 22,2020 (inception) through June 30, 2021. Set up expenses incurred through June 30, 2021 were paid from the initial capitalization by Elevate.Money, Inc., formerly known as Escalate Wealth, LLC and Elevate.Money, LLC (the “Advisor” or “Sponsor”). The Company was formed to primarily invest, directly, in single tenant retail and commercial properties. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation.

Results of Operations

Revenue.  The Company had no revenue during the six months ended June 30, 2021 nor during the period from June 22,2020 (inception) to June 30, 2020.

Expenses. Total operating cost for the six months ended June 30, 2021 and the period from June 22,2020 (inception) to June 30, 2020 were $115 and $0, respectively.

Net loss.  The Net loss for the six months ended June 30, 2021 and the period from June 22,2020 (inception) to June 30, 2020 were $115 and $0, respectively.

Liquidity and Capital Resources

As of June 30, 2021, the Company had total assets of $110,430, which consisted of $226 of cash, $62,154 refundable deposit for potential purchase of real property, and $48,050 from advanced payment for stock subscriptions. We have a revolving line of credit for the purchase of real property with our Advisor, which allows for a maximum principal of $1,000,000.

The $35,250 of shares pending issuance at June 30, 2021 were issued September 3, 2021. Through September 24, 2021, the Company had issued 6,038 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $60,384.

COVID-19 Pandemic

The recent outbreak of COVID-19 and its development into a pandemic in March 2020 has resulted in significant economic disruption globally, including in the United States, which is the primary market in which the Company intends to do business.  Governmental authorities throughout the United States have taken actions, such as stay-at-home orders and other social distancing measures, to prevent the spread of COVID-19 that has restricted travel, public gatherings, and the overall level of individual movement and in-person interaction.  This has, in turn, significantly reduced economic activity and negatively impacted many businesses.  The Company is actively monitoring the effect COVID-19 and is factoring the pandemic and potential related future effects into the Company’s plans to conduct its business.

Item 2. Other Information

None.

Item 3. Financial Statement (unaudited)

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the periods from January 1, 2021 to June 30, 2021 and from June 22,2020 (inception) to June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

ELEVATE.MONEY REIT I, INC.

ELEVATE.MONEY REIT I, INC.

Condensed Balance Sheets

(Unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Cash	$226	$1,000
Real estate escrow deposit	62,154	-
Stock subscriptions held in escrow	48,050	-
Total Assets	$110,430	$1,000

LIABILITIES
Related party payable (Note 6)	$1,439	$-
Stock subscription refundable	100	-
Line of credit – related party	61,495	-
Total liabilities	63,034	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.001 par value; 5,000,000 shares authorized; 1,370 and 100 shares issued and outstanding, respectively	1	-
Subscribed stock	35,250	-
Additional paid-in-capital	12,260	1,000
Accumulated deficit	(115)	-
Total Stockholders’ Equity	47,396	1,000

Total Liabilities and Stockholders’ Equity	$110,430	$1,000

See accompanying notes to condensed financial statements.

ELEVATE.MONEY REIT I, INC.

Condensed Statements of Operations

(Unaudited)

	Six Months ended June 30, 2021	Period from June 22, 2020 (inception) to June 30, 2020
REVENUES	$-	$-
Total Revenue	-	-

EXPENSES
General and Administrative	115	-
Total Expenses	115	-

Net Loss	$(115)	$-

Net loss per share, basic and diluted	$(0.42)	$-
Weighted average number of common shares outstanding, basic and diluted	275	-

See accompanying notes to condensed financial statements.

ELEVATE.MONEY REIT I, Inc.

Condensed Statements of Stockholders' Equity

Six Months Ended June 30, 2021 and the Period from June 22,2020 (inception) to June 30, 2020

(Unaudited)

					Subscribed				Total
	Preferred Stock		Common Stock		Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in-Capital	Deficit	Equity
Balance, June 22,2020 (inception)	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of common stock	-	-	100	-	-	-	1,000	-	1,000
Net loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2020	-	$-	100	$-	-	$-	$1,000	$-	$1,000

					Subscribed				Total
	Preferred Stock		Common Stock		Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in-Capital	Deficit	Equity
Balance, December 31, 2020	-	$-	100	$-	-	$-	$1,000	$-	$1,000
Issuance of common stock	-	-	1,270	1	-	-	12,699	-	12,700
Subscribed stock	-	-	-	-	3,525	35,250	-		35,250
Offering costs	-	-	-	-	-	-	(1,439)	-	(1,439)
Net loss	-	-	-	-	-	-	-	(115)	(115)
Balance, June 30, 2021	-	$-	1,370	$1	3,525	$35,250	$12,260	$(115)	$47,396

See accompanying notes to condensed financial statements.

ELEVATE.MONEY REIT I, Inc.

Condensed Statements of Cash Flows

Six Months Ended June 30, 2021 and the Period From June 22,2020 (inception) to June 30, 2020

(Unaudited)

	Six Months ended June 30, 2021	Period from June 22, 2020 (inception) to June 30, 2020
Cash Flows from Operating Activities
Net loss	$(115)	$-
Net cash used in operating activities	(115)	-

Cash Flows from Investing Activities
Real estate escrow deposit	(62,154)	-
Net cash used in investing activities	(62,154)	-

Cash Flows from Financing Activities
Proceeds from draw on line of credit-related party	61,495	-
Net cash provided by financing activities	61,495	-

Total decrease in cash	(774)	-
Cash at beginning of period	1,000	-
Cash at end of period	$226	$-

Supplemental Schedule of Noncash Investing and Financing Activities
Increase in offering costs due to affiliates	$1,439	$-
Stock subscriptions held in escrow, net	$47,950	$-

See accompanying notes to condensed financial statements.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements

June 30, 2021

NOTE 1. BUSINESS AND ORGANIZATION

Elevate.Money REIT I, Inc., formerly known as Escalate Wealth REIT I, Inc. (the “Company”), was incorporated on June 22, 2020 under the laws of the State of Maryland. On May 8, 2021, the Company filed Articles of Amendment for a corporation to change the Company’s name from Escalate Wealth REIT I, Inc. to Elevate.Money REIT I, Inc. The Company intends to qualify as a real estate investment trust (REIT) with authority to issue 10,000,000 shares of stock, consisting of 5,000,000 shares of preferred stock, $0.001 par value per share, and 5,000,000 shares of common stock, $0.001 par value share. The minimum initial investment by any investor is 10 shares ($100). The Company was formed to primarily invest, directly, in single tenant retail and commercial properties. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation.

The Company is externally managed by Elevate.Money, Inc., formerly known as Escalate Wealth, LLC and Elevate.Money, LLC (“Advisor”). The Company and its Advisor have engaged Lalutosh Real Estate, LLC (“LRE”), an affiliate of the Advisor, to provide the real estate services. The members of the Advisor and LRE include Harold Hofer and Sachin Jhangiani, who are also officers and directors of the Company.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained withing the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) for interim financial statements and the rules and regulations of the SEC. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed financial statements and accompanying notes thereto are the representations of the Company’s management, which is responsible for the integrity and objectivity These unaudited condensed financial statements should be read in conjunction with the December 31, 2020 audited financial statements included in the Company’s Form 1-K filed with the SEC on July 15, 2021.

The accompanying unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of the management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. The December 31, 2020 unaudited condensed balance sheet included herein was derived from the audited financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.

Use of Estimates

To prepare financial statements in conformity with U.S. GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur in the near term.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements (continued)

June 30, 2021

Income Taxes

The REIT avoids the double taxation treatment of income that normally results from investment in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied, which, among others, include the requirement to pay dividends to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). The Company intends, although is not legally obligated, to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of Company’s board of directors, which is directed, in substantial part, by its obligations to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

If the Company fails to qualify for taxation as a REIT in any year after electing REIT status, its income will be taxed at regular corporate rates, and it may be precluded from qualifying for treatment as a REIT for the four-year period following its failure to qualify. Even if the Company qualifies as a REIT for federal income tax purposes, it may still be subject to state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

The REIT must pass these four tests annually in order to retain its special tax status:

1. Distribution test. The REIT must distribute at least 90 percent of its annual taxable income, excluding capital gains, as dividends to its stockholders.

2. Assets test. The REIT must have at least 75 percent of its assets invested in real estate, mortgage loans, shares in other REITs, cash, or government securities.

3. Income test. The REIT must derive at least 75 percent of its gross income from rents, mortgage interest, or gains from the sale of real property. And at least 95 percent must come from these sources, together with dividends, interest and gains on securities sales.

4. Stockholders test. The REIT must have at least 100 stockholders and must have less than 50 percent of its outstanding shares concentrated in the hands of five or fewer stockholders.

Net Loss Per Share

For the six months ended June 30, 2021, net loss per share is computed by dividing the net loss to common shareholders by the weighted average number of common shares outstanding. The calculation of basic and diluted earnings per share is the same for the six months ended June 30, 2021 as the Company had no anti-dilutive securities.

Recent Accounting Pronouncements

Management has reviewed all recent accounting pronouncements issued to the date of the issuance of these financial statements, and does not believe any of these pronouncements have a material impact on the Company’s financial statements. Other recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including its Emerging Issues Task Force), did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Cash

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. The Company’s cash is maintained in checking accounts with reputable financial institutions. These balances may exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company had cash of $226 and $1,000 at June 30, 2021 and December 31, 2020, respectively. The Company does not have any cash equivalents.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements (continued)

June 30, 2021

NOTE 3. STOCKHOLDERS’ EQUITY

Common Stock

The Company is selling its shares through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “ Reg A+”. The maximum amount to be raised in the Offering is $50,000,000. The minimum initial investment by an investor is 10 shares at a purchase price of $10 per share ($100). 4,500,000 shares are being sold through the primary offering and 500,000 shares are being sold through the Company’s distribution reinvestment plan. The Company reserves the right to reallocate the shares of common stock it is offering between the primary offering and its distribution reinvestment plan.

As of June 30, 2021, the Company has raised $13,700, $1,000 of which was initial capitalization from the Advisor in 2020. The Company’s executive officers and board members and affiliates, and its Advisor and its affiliates, may purchase shares of common stock at the same price and terms as other investors. Certain investors in the Company may also invest in the Advisor from time to time.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

The stockholders will be entitled to one vote for each share. The stockholders are entitled to vote on certain matters, including, but not limited to, the following: (i) the amendment or modification of the articles of incorporation, (ii) the amendment or repeal of the bylaws, (iii) the removal of a director, and (iv) termination of our status as a REIT. The stockholders do not have any cumulative voting rights in the election of directors.

Preferred Stock

The Company authorized its board of directors to issue up to 5,000,000 shares of preferred stock in one or more classes without approval of its common stockholders. The Company’s board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of its board of directors who do not have an interest in the transaction must approve any issuance of preferred stock. The Company’s board is authorized by its charter to consult with company counsel or independent counsel at its expense before deciding whether to approve the issuance of preferred stock.

Ownership, Transfer Limitations, and Reporting Requirements

For so long as the Company remains a REIT, and except as otherwise provided in the Company’s charter, no person (as defined in the articles of incorporation) may own in excess of 9.8% of the outstanding shares. The articles of incorporation contains various restrictions on the investors’ ability to transfer shares. These restrictions are to help ensure that the Company remains qualified as a REIT. For instance, the investor will not be able to transfer shares if, after giving effect to the transfer, the Company would have fewer than 100 stockholders. Additionally, the investor cannot transfer shares if, after giving effect to the transfer, the Company would fail to qualify as a REIT by reason of being closely held. Additionally, should the investor own more than 5% of outstanding shares, or any lesser percentage as determined by the directors, the investor will be required to provide to the Company certain information concerning the ownership of shares.

No Preemptive Rights

Investors do not have any preemptive rights or any other preferential right of subscription for the purchase of any shares of any class or series or for the purchase of any securities convertible into shares of any class or series.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements (continued)

June 30, 2021

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan pursuant to which its common stockholders may elect to have all or a portion of their dividends and other distributions reinvested in additional shares of our common stock in lieu of receiving cash distributions. No selling commissions or dealer manager fees will be paid on shares sold under the distribution reinvestment plan. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to $10.00 per share or, when determined by the board of directors, the most recently published net asset value, or “NAV,” per share. The Company may amend, suspend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants.

Share Repurchase Program

The Company’s shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and it currently do not intend to list its shares. In order to provide its stockholders with some liquidity, the Company has adopted a share repurchase program that may enable them to sell their shares of common stock to the Company in limited circumstances. Stockholders have the ability to present for repurchase all or a portion of their shares to the Company in accordance with the procedures outlined in the share repurchase program.

Offering Sales Commissions and Fees

The Company will sell its shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer and our dealer manager for this offering, utilizing the Company’s online platform. For providing compliance services as the dealer manager for this offering North Capital will receive a monthly fee equal to the greater of $2,000 or 1% of the purchase price of each share of common stock sold per month in the 4,500,000 share primary offering but will not receive any commissions or fees on the 500,000 shares to be sold under the distribution reinvestment plan. The Company will also pay North Capital an upfront $10,000 due diligence fee. In addition, the Company will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $5,000 and a monthly administrative fee of $1,000 for technology tools to facilitate the offering of securities. These technology fees are capped at $100,000.

NOTE 4. Real estate escrow deposits and Stock subscriptions held in escrow

Real Estate Escrow Deposit

On June 9, 2021, the Company entered into a purchase and sale agreement to acquire real estate property consisting of one building located on one 1.70 acres parcel of land with an aggregate net rentable space of approximately 8,320 square feet located in Fort Worth, Texas (the “Family Dollar Fort Worth Property”). In connection with the potential purchase and finance of the purchase, the Company made total escrow deposits of $62,154 (Note 7).

Stock Subscriptions Held in Escrow

The Company has an escrow agreement with North Capital Private Securities Corporation (“North Capital”), its FINRA broker-dealer, through which sales of shares of the Company’s stock are reviewed and approved. Funds for share sales are held by North Capital in escrow for the benefit of the Company. Funds are released upon Company request once shares have been issued by the Company’s transfer agent, Phoenix American Financial Services (“Phoenix American”). As of June 30, 2021, a total of $48,050 was held in escrow by North Capital for the Company’s benefit. Subsequent to June 30, 2021, all funds were remitted to the Company and the related shares were issued to the investors with the exception of $100 which was refunded to the investor.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements (continued)

June 30, 2021

NOTE 5. LINE OF CREDIT – RELATED PARTY

Unsecured Credit Facilities

On March 11, 2021, the Company entered into a revolving unsecured line of credit facility with its Advisor (“Line of Credit”) at 6% interest rate for a maximum principal amount of $1,000,000 to fund real property acquisitions. The Line of Credit matures on March 11, 2022. The Company intends to repay such facility with proceeds from sales of its common stock or mortgage proceeds secured by its real property holdings. The Advisor has waived its rights to interest on the Line of Credit through December 31, 2021.

On March 21, 2021, the Company drew on such facility to fund an earnest money deposit on a potential real estate acquisition. The draw was repaid in full on May 5, 2021 upon refund of the deposit.

On June 14, 2021, June 18, 2021, and July 6, 2021, the Company drew $50,000, $5,000, and $50,000, respectively, to fund expenses associated with the potential acquisition of the Family Dollar Fort Worth Property (Note 7). At June 30, 2021, the outstanding amount owed on the line of credit was $61,495.

The Advisor has currently waived its rights to interest on the Line of Credit through December 31, 2021.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company’s Advisor and LRE are majority owned by Harold Hofer and Sachin Jhangiani, who are also officers and directors of the Company.

Reimbursements, Fees and Subordinated Participation Fee

The Advisor will receive reimbursement for expenses incurred related to the organization and offering of the Company. The Company’s Advisor and LRE will receive compensation for services and reimbursement for expenses incurred by the Advisor and LRE relating to the management and operation of the properties.

The Advisor and/or LRE, at their sole election, may waive or defer reimbursements and fees otherwise due to them. A deferral of any fees or reimbursements owed to them may increase the cash available to make distributions to the Company’s stockholders. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period. Any waived fees or reimbursements will not create a corresponding liability. The Advisor will clearly state which, if any fees and reimbursements are waived and which are deferred.

Reimbursement of Organization and Offering

The Company will reimburse its Advisor actual organizational and offering expenses on a monthly basis with aggregate reimbursements not to exceed 3% of gross offering proceeds from the sale of its common stock, including dividend reinvestment proceeds but excluding upfront and deferred selling commissions and fees. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse the Company’s Advisor and its affiliates (including its advisor) for all marketing related and expenses; and (ii) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and marketing of the Company’s common stock.

As of June 30, 2021, $1,000 of shares were sold to the Advisor and $12,700 of shares were sold to shareholders other than the Advisor. As of June 30, 2021, $1,439 was due and payable to the Advisor as reimbursement of organization and offering costs.

Acquisition Fee

For each acquisition, the Company will pay LRE 3% of the cost of the investment. However, a majority of the directors not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

REIT Management Fee

The Company will pay its Advisor 0.04167% of total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements (continued)

June 30, 2021

Asset Management Fee

The Company will pay LRE 0.04167% of total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of all our assets as of the end of the previous month, including assets invested, directly or indirectly, in properties, before depreciation or bad debts or other similar non-cash items.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if LRE provides services in connection with the post-acquisition financing or refinancing of any debt that the Company obtains relative to properties or the REIT, the Company will pay LRE a financing coordination fee equal to 1% of the amount of such financing.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company will pay LRE 3.0% of the contract sales price of each property or other investment sold Advisor or its affiliates, the disposition fees paid to the Company and its affiliates and unaffiliated third parties may not exceed 6% of the contract sales price.

Subordinated Participation Fee

The Company will pay LRE a subordinated participation fee in each year that the Company’s stockholders have achieved at least a 6% cumulative, non-compounded return consisting of (i) cumulative distributions received plus (ii) capital appreciation on their shares measured by their purchase price for the shares and any increase in that amount as determined by the annual NAV calculation. The subordinated participation fee payable to LRE will be equal to 15% of any excess of (i) plus (ii) (from the prior sentence) after the Company’s stockholders have achieved the 6% preferred cumulative, non-compounded return. The subordinated participation fee will be paid annually, if it is due, based upon the highest prior NAV per share (but not less than the initial $10.00 per share offering price in this offer). The subordinated participation fee will be paid by January 31 of the subsequent year and may be paid in cash or in shares of our common stock based upon the then-current NAV per share. Accordingly, LRE is eligible to receive the first payment of the subordinated participation fee in the year when the foregoing calculation is made, if the conditions precedent for payment of the fee are satisfied.

Liquidation Fee

The Company will pay LRE a liquidation fee calculated from the value per share resulting from a liquidation event, including, but not limited to, a sale of all of the properties, a public listing, or a merger with a public or non-public company. Such liquidation fee will be equal to 15.0% of the increase in the resultant value per share as compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date. The liquidation fee will be subordinated to payment to stockholders of the preferred return, pro-rated for the year in which the liquidation event occurs.

NOTE 7. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the financial statements are issued.

Offering Status

The $35,250 of shares pending issuance at June 30, 2021 were issued on September 3, 2021. Through September 24, 2021, the Company had issued 6,038 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $60,384.

ELEVATE.MONEY REIT I, INC.

Notes to Condensed Financial Statements (continued)

June 30, 2021

Investment in Real Estate

On July 29, 2021, the Company completed the acquisition of the Family Dollar Fort Worth Property. This property is 100% leased to Family Dollar Stores, a leading national discount retailer. The lease is guaranteed by Family Dollar Stores, Inc. which in turn is owned by Dollar Tree, Inc (NASDAQ: DLTR). The property’s double-net lease expires on June 30, 2026. Family Dollar has four additional 5-year renewal options pursuant to the lease. The property is expected to generate $688,550 in total revenue through June 30, 2026, over the course of its remaining lease term.

The contract purchase price for the property was $2,000,000, exclusive of closing costs. The Company paid the purchase price through a combination of a $1,340,000 mortgage loan from Dew Claw, LLC, an unaffiliated lender, and $778,892 borrowed under the Company’s revolving line of credit from its Advisor. The mortgage provides 12-month financing at a fixed rate of 8% with twelve months of interest only payments, guaranteed by the Company’s CEO, Harold Hofer. Advances under the line of credit from our Advisor bear interest at the rate of 6% per annum on a cumulative, non-compounded basis, and are repayable on March 11, 2022. The Advisor has waived interest on the Line of Credit through December 31, 2021. The Company intends to repay the advances under our line of credit with proceeds from our offering of common stock pursuant to Regulation A.

Previously, on July 6, 2021, the Company drew $50,000 from its line of credit from its Advisor to fund expenses associated with the potential acquisition of the Family Dollar Fort Worth Property.

The seller of the property was not affiliated with the Company or its affiliates. Under the terms of the Company’s Amended and Restated Real Estate Services Agreement, the Company paid Lalutosh Real Estate Services, LLC, an affiliate of the Advisor, an acquisition assistance fee of $60,000 in connection with this acquisition. Additional fees payable to our Advisor and Lalutosh Real Estate Services, LLC are described in greater detail in under the heading “Compensation”, starting on page 58, of our Offering Circular filed with the Securities and Exchange Commission on August 9, 2021.

Dividend Declaration

Effective September 1, 2021, the board of directors of the “Company” declared distributions based on daily record dates for the period September 2, 2021 through October 31, 2021 at a rate of $0.001780822 per share per day on the outstanding shares of the Company’s common stock, which the Company will aggregate and pay on a monthly basis on the 10th day following the end of each month. Distributions will be paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plans. The daily distribution rate of $0.001780822 per share of common stock reflects an annualized distribution rate of $0.65 per share, or 6.5% based upon the Company’s current share price of $10.00 per share. While the Company's board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare distributions in the future similar to the distributions disclosed herein.

ITEM 4. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation*
2.1A	Articles of Amendment*
2.2	Bylaws*
2.2A	Amendment No. 1-Bylaws*
3.	Distribution Reinvestment Plan (included in the Offering Circular as Appendix B and incorporated herein by reference)*
4.	Form of Investment Form and Subscription Agreement (included in the Offering Circular as Appendix A and incorporated herein by reference)*
6.1	Advisory Agreement by and among Escalate Wealth REIT I, Inc. and Escalate Wealth, LLC*
6.2	Real Estate Services Agreement by and among Escalate Wealth REIT I, Inc.; Escalate Wealth, LLC and Lalutosh Real Estate, LLC*
6.3	Earnest Money Contract for the purchase of Family Dollar Fort Worth Property (incorporated by reference to Exhibit 6.4 of Form 1-K filed July 15, 2021).*
6.4	Line of Credit Agreement with Elevate Wealth, LLC (incorporated by reference to Exhibit 6.5 of Form 1-K filed July 15, 2021).*
6.5	Conflicts Committee Charter (incorporated by reference to Exhibit 6.1 of Form 1-K filed July 15, 2021).*

* Previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ HAROLD HOFER
Harold Hofer Chief Executive Officer September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ HAROLD HOFER	Chief Executive Officer, Chief Financial Officer and Chairman of the Board	September 28, 2021
Harold Hofer	(principal executive officer, principal financial officer and principal accounting officer)

/s/ SACHIN JHANGIANI	President, Secretary and Director	September 28, 2021
Sachin Jhangiani